Execution Version

Date: April 15, 2014

Cooperation Agreement

Between

Vasomedical Global Corp.

And

Chongqing PSK-Health Sci-Tech Development Co., Ltd

(重庆普施康科技发展有限公司)



CONTENT



This Agreement is entered into by and between the following Parties on April 15, 2014:

(1) **Vasomedical Global Corp.**, a corporation duly incorporated and existing under the laws of the state of New York, the United States of America and a wholly owned subsidiary of Vasomedical, Inc., a Delaware, USA corporation, with its principal place of business at 180 Linden Ave., Westbury, NY11590, USA ("**VASO**"); and

(2) **Chongqing PSK-Health Sci-Tech Development Co., Ltd** (重庆普施康科技发展有限公司), a limited liability company duly incorporated and existing under the laws of the People's Republic of China, with its registered office at 2/F, Tower H, Shiqiaopu Standard Factory, No.67 Ke Yuan San Road, Jiulongpo District, Chongqing, China ("**PSK**").

Whereas:

(A) VASO is a leading developer and manufacturer of external counterpulsation (the "**ECP**") therapy devices, with its proprietary Enhanced External CounterPulsation (the "**EECP**®") technology;

(B) PSK is a leading manufacturer of ECP devices in China;

(C) The Parties propose to establish a long-term cooperative relationship between them whereby they would carry out comprehensive in-depth cooperation in ECP device area around the world.

Therefore, based on the foregoing undertakings, the mutual covenants, terms and conditions under this Agreement and other good and valuable considerations, of which the Parties hereby expressly acknowledge the sufficiency and receipt, the Parties hereby enter into the following agreement:

1. Interpretation

1.1 **Definitions**

Unless otherwise specified in this Agreement, the capitalized terms in this Agreement shall have the following meanings:

"**Affiliate**"	means, in terms of a specific Person, any person controlling such Person, being controlled by such Person or under the common Control of another Person with such Person;
"**Agreement**"	means this Cooperation Agreement entered into between the Parties and amended and modified

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	pursuant to the terms and conditions hereunder now and then, including all the exhibits attached hereto;
"Articles of Association"	means the Articles of Association of the Project Company in substantially the same substance and form as Exhibit C, and all amendments and modification made thereto now and then pursuant to its terms and conditions;
"Board of Directors"	means the Board of Directors of the Project Company;
"Business Day"	means a business day (except for Saturday and Sunday) on which banks are open for general business in China and U.S.;
"China"	means the People's Republic of China, the jurisdiction of China FDA with regard to medical devices, for the purpose of this Agreement only, which shall exclude Taiwan, Hong Kong and the Macau Special Administrative Region;.
"China Distributorship Agreement"	has the meaning set forth in Section 2.1 of this Agreement;
"China FDA"	means China Food and Drug Administration and/or its local counterparts at different levels;
"China Outbound Investment Authorities"	means the National Development and Reform Commission and/or its local counterparts at different levels, the Ministry of Commerce and/or its local counterparts at different levels and the State Administration of Foreign Exchange and/or its local counterparts at different levels of China, which authorities are responsible for approving outbound investments of China;
"Confidential Information"	means any confidential or proprietary information of either Party, including but not limited to information concerning current, future or proposed products, cost and pricing policy,

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design, drawings, plan, specification, formula, process, projections, system, software, manufacturing, development or marketing technology, business strategy and development plan, supplier information, customer data, employees, contracts and agreements, financial information and other information of similar nature, whether in writing or other tangible form, and any other business secret or business undisclosed information, as well as other information considered proprietary by each Party, excluding the non-confidential information as defined in Section 11.1;

"Control" means, for the purpose of this Agreement, owing more than 50% of voting securities or interest in another Person or having the right to control the composition of or the votes to the majority of the management of that Person, whether directly or indirectly, whether through the ownership of voting securities or interest or by contract or otherwise; and "controlling" and "controlled" shall be construed accordingly;

"Defaulting Party" means the Party whose breach of the Agreement entitles the other Party to terminate this Agreement pursuant to Section 16;

"Event of Default" means any event or circumstance specified as such under Section 16.3 (A) or (B);

"Force Majeure Event" means any event that (i) is beyond the control of the affected Party; (ii) is unforeseeable, or, even if foreseeable, not avoidable; (iii) occurs after the execution of this Agreement; and (iv) wholly or partially prevents the affected Party from performing this Agreement, including but not limited to flood, fire, drought, typhoon, earthquake or other natural disaster, transportation calamity, strike, riot or commotion, revolt, terrorist activity and war (whether declared or not);



"Government Official"	means any official or employee of any government, government authority, bureau, agency or instrumentality, or any <u>Person</u> acting in official capacity for or on behalf of such government, government authority, bureau, agency or instrumentality;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HKIAC"	means Hong Kong International Arbitration Center and any successor thereof;
"IFRS"	as consistently applied, means the International Financial Reporting Standards;
"List"	has the meaning set forth in Section 6.1 of this <u>Agreement</u>;
"LIBOR"	as consistently applied, means London InterBank Offered Rate;
"Parties"	means both <u>VASO</u> and <u>PSK</u> and a "**Party**" shall mean either <u>VASO</u> or <u>PSK</u> and their respective successors or permitted assigns specified pursuant to the context;
"Person"	means any individual, company, partnership, limited partnership, sole-proprietorship, joint venture, limited liability company, firm, trust or any other undertakings or other enterprise or entity;
"Project Company"	has the meaning set forth in Section 2.1 of this <u>Agreement</u>;
"Termination Notice"	has the meaning set forth in Section 16.4(A) of this <u>Agreement</u>;
"Terminating Party"	means the <u>Party</u> terminating this <u>Agreement</u> pursuant to Section 16 of this <u>Agreement</u>;
"Transaction Documents"	means this <u>Agreement</u>, the <u>China Distributorship Agreement</u>, the <u>U.S. Distributorship Agreement</u>, relevant <u>Articles of Association</u> of the <u>Project</u>

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Company and any other contracts, agreements or documents relating to this Agreement or the transactions contemplated by the aforesaid documents;

"Transfer Date"	has the meaning set forth in Section 6.2 of this Agreement;
"U.S."	means the United States of America;
"U.S. Distributorship Agreement"	has the meaning set forth in Section 2.1 of this Agreement;
"U.S. FDA"	means U.S. Food and Drug Administration and/or its local counterparts at different levels;
"US$"	means the lawful currency of the U.S.;
"WFOE"	means the wholly foreign owned enterprise to be incorporated in China by the Project Company.

1.2 **Interpretation of certain references**

To the extent allowed by the context, in this Agreement,

(A) References to sections and exhibits shall mean sections and exhibits in this Agreement and, unless otherwise specified, references to paragraphs shall mean the paragraphs containing such references respectively;

(B) References to the singular shall include the plural and vice versa; and

(C) References to a Party shall include the permitted successors and assigns of such Party.

1.3 **Headings**

Headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

2. **General Objective and Plan**

2.1 The Parties agree that the transaction contemplated by this Agreement shall have the following three objectives: (1) Parties shall jointly incorporate a company as a joint venture between them and authorize such joint venture to represent and sell their ECP and EECP® products in the global market (except for China and U.S.) as the exclusive distributor (the "**Project Company**"); (2) pursuant to a separate exclusive distributorship agreement to be entered into

among VASO, the Project Company and PSK, VASO shall authorize the Project Company to represent and sell EECP® products in China as the exclusive distributor, and the Project Company is entitled to appoint PSK as its exclusive authorized sales agent to represent and sell EECP® products in China (the "**China Distributorship Agreement**", i.e., the agreement to be entered into among VASO, the Project Company and PSK in the same substance and form as Exhibit A); and (3) pursuant to a separate exclusive distributorship agreement to be entered into among PSK, the Project Company and VASO, PSK shall authorize the Project Company to represent and sell ECP products in U.S. as the exclusive distributor, and the Project Company is entitled to appoint VASO as its exclusive authorized sales agent to represent and sell ECP products in U.S. (the "**U.S. Distributorship Agreement**", i.e., the agreement to be entered into among PSK, the Project Company and VASO in the same substance and form as Exhibit B).

2.2 Each of the three aspects of cooperation shall be a condition precedent to the other two aspects and the China Distributorship Agreement and the U.S. Distributorship Agreement shall be executed concurrently with this Agreement.

2.3 If, due to any cause, the China Distributorship Agreement, the U.S. Distributorship Agreement and this Agreement are not executed concurrently, or, the cooperation matters under Section 2.1 of this Agreement are not fully completed, the Parties shall consult with each other to reach a joint resolution.

3. **Exclusive Distributorship of EECP® products in China**

3.1 VASO agrees to appoint the Project Company as its exclusive distributor to sell, distribute and provide support for EECP® products in China. VASO further agrees that the Project Company is entitled to appoint PSK as its exclusive authorized sales agent to represent and sell EECP® products in China. The Project Company and PSK shall actively assist VASO in obtaining all necessary approvals and permits from China FDA for the marketing and sales of EECP® products in China.

3.2 If any cooperation matter under Section 2.1 of this Agreement is not completed and the Parties fail to reach a joint resolution thereof through conversation, VASO may unilaterally terminate the China Distributorship Agreement pursuant to this Section 3.

3.3 VASO is entitled to designate one of its affiliated companies to enter into or accede to China Distributorship Agreement.



3.4 Detailed terms and conditions concerning such China distributorship among VASO, the Project Company and PSK shall be as per the China Distributorship Agreement.

4. Exclusive Distributorship of ECP products in U.S.

4.1 PSK agrees to appoint the Project Company as its exclusive distributor to sell, distribute and provide support for ECP products in the U.S.. Subject to Section 4.2 of this Agreement, PSK further agrees that the Project Company is entitled to appoint VASO as its exclusive authorized sales agent to represent and sell ECP products in the U.S. The Project Company and PSK shall be responsible for obtaining all necessary approvals and permits from U.S. FDA for the marketing and sales of ECP products in the U.S.

4.2 Whereas at the time of execution of this Agreement, PSK has appointed a U.S. company,   *   , as its exclusive distributor to sell its ECP products in the U.S., and executed a distributorship agreement with * on November 1, 2012, the Parties hereby acknowledge that the condition precedent to effectiveness of the exclusive distribution right which assigned by PSK to the Project Company shall be the earlier of: (1) the exclusive distribution right of * assigned by PSK under the aforesaid distributorship agreement has been legally terminated pursuant to applicable laws or contractual provisions between PSK and * ; or (2) through negotiation between the PSK and *, * has agreed to terminate its exclusive distribution right of the ECP products in the U.S. under the aforesaid distributorship agreement.

4.3 If the condition precedent to the effectiveness of the U.S. Distributorship Agreement is not fulfilled within one (1) year of the execution of this Agreement, the Parties shall resolve such issue through separate conversation. If unsuccessful in resolving this issue, VASO shall have the right to terminate this Agreement.

4.4 PSK is entitled to designate one of its affiliated companies to enter into or accede to U.S. Distributorship Agreement.

4.5 Detailed terms and conditions concerning such U.S. distributorship among VASO, the Project Company and PSK shall be as per the U.S. Distributorship Agreement.

5. Incorporation, Organization and Operation

5.1 Incorporation

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The Parties agree that they would jointly invest and incorporate a Project Company with the name of VSK Medical Limited in Cayman Islands. For the time being, the Parties agree that the registered office of VSK Medical Limited shall be PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the aggregate shares to be issued by the Project Company shall be one thousand (1,000) shares, of which VASO shall hold 499 common shares and PSK shall hold 501 common shares. VASO undertakes to invest US$522,478 in cash and transfer business which the Parties acknowledge is worth US$750,946 into the Project Company; and PSK undertakes to invest US$977,522 in cash and transfer business which the Parties acknowledge worth US$301,005 into the Project Company. Specifically, the aforesaid contribution of business by the Parties shall be completed by the Parties through transferring, at the time of the Transfer Date or another time as accepted and approved by both Parties, to the Project Company all of their respective on-going and future product distributorship agreements and sales contracts to or for customers in the global market (except for China and U.S.). Detailed terms and conditions concerning such contribution of business shall be as per Section 6 of this Agreement.

The Parties acknowledge that, the conditions precedent to VASO and PSK subscribing the shares of the Project Company shall be: (1) PSK has obtained all necessary governmental approvals for its outbound investment from China Outbound Investment Authorities; (2) the Parties have duly completed their respective internal corporate authorization process necessary for them to incorporate the Project Company; and (3) this Agreement, the China Distributorship Agreement and the U.S. Distributorship Agreement have been duly executed.

The Parties shall, within twenty (20) days of the date when all the aforesaid conditions precedent have been fulfilled (subject to the fulfillment of the last fulfilled condition) or waived by the Parties in writing, fix a time for the subscription of the shares of the Project Company.

5.2 **Scope of Primary Business**

The Parties agree that the primary business of the Project Company shall be distribution and sales of EECP® products and ECP products in the global market (except for China and U.S.) as the exclusive distributor of EECP® or ECP products of VASO and PSK. The Parties hereby grant to the Project Company the exclusive distribution rights to distribute and sell EECP® and ECP products in the global market (except for China and U.S.), and further agree that the initial unit transfer price of EECP® and ECP systems to the

Project Company shall be US$42,000 and US$16,800 respectively. Unless otherwise expressly stated in this Agreement or otherwise agreed upon between the Parties, the Parties further agree that, effective from the date on which the Parties have been registered as shareholders of the Project Company, any Parties or its respective Affiliates will not make any distribution and sales of the EECP^K products and ECP products in the global markets (except for China and U.S.) except through the Project Company. Any distribution and sales of the EECP^K products and ECP products in China and U.S. shall be as per the China Distributorship Agreement and U.S. Distributorship Agreement respectively.

5.3 Organization

5.3.1 General Meeting

The general meeting of shareholders of the Project Company shall be comprised of VASO and PSK, and a quorum of it shall be satisfied only when both VASO and PSK are present in person or by proxy. The Parties acknowledge that, among the matters to be considered by the general meeting, the following matters shall be subject to special resolution adopted by all the shareholders unanimously:

(1)   change of the name of the Project Company;

(2)   alter or add to the Articles of Association of the Project Company;

(3)   reduction of share capital or any capital redemption reserve fund of the Project Company;

(4)   liquidation or dissolution of the Project Company, or filing of any bankruptcy petition; and

(5)   change of composition of the Board of Directors, including number, of Directors.

Other matters to be considered and determined by the general meeting shall be subject to ordinary resolution adopted by shareholders at least 2/3 voting rights.

5.3.2 Board of Directors

The Board of Directors of the Project Company shall be composed of five (5) Directors. Of the five (5) Directors, two (2) shall be designated and appointed by PSK, two (2) shall be designated and appointed by VASO and one (1) shall be jointly appointed by the Parties. The chairman of the Board of Directors shall be one of the directors designated and appointed by VASO.

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The initial Board of Directors shall be for VASO: Mr. Jun Ma and Mr. Lawrence M. Liebman, for PSK: Mr. Fang Wei and Ms. Zhengxiang Wu, and the jointly appointed director shall be Mr. Xichang Li.

Any Director may resign at any time by giving written notice to the Board of Directors. Such resignation shall take effect immediately upon receipt of notice or at such later time as may be specified in such notice. Upon the resignation or removal of a Director, or upon the Director's death or disability, PSK (in the case of a PSK appointed Director) or VASO (in the case of a VASO appointed Director) shall designate a replacement Director. In the event that the jointly appointed director needs to be replaced as set forth herein, a majority of the remaining board members shall choose the replacement.

A quorum of any board meeting shall be satisfied only when more than half of the Directors (including at least one (1) Director appointed by VASO and one (1) Director appointed by PSK) are present in person or by proxy. The following matters shall be authorized only by the written consent of affirmative vote of at least 80% of the entire Board of Directors (the "**Required Super Majority**"):

(1)   issuance, purchase or redemption by the Project Company of any securities of the Project Company, or any change, increase or reduction in the capitalization of the Project Company;

(2)   amendment or supplement by the Project Company to its Articles of Association or any other organizational or constitutional document;

(3)   declaration or distribution of any form of dividend, profit or bonus by the Project Company;

(4)   incorporation of or shareholding in any affiliated companies through direct or indirect investment, transfer, pledge or otherwise disposal of the shares in relevant affiliated companies, disposition of substantial assets of the affiliated companies or liquidation or dissolution of such affiliated companies by the Project Company;

(5)   any acquisition, merger, division, reorganization, consolidation or similar operation carried out by the Project Company;

(6)   change of the scope of the Project Company's primary business;

(7)   appointment or removal of President, CFO and other executive management members of the Project Company and determination of their compensation;

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(8) entering into any employment agreement with officers, directors or key employees;

(9) approval of or amendment to any quarterly or annual budget, final accounting or investment plan, including any operation budget, final accounting and spending plan;

(10) acquisition, sale, lease, mortgage or other disposition of any real estate;

(11) any loan or other financing from bank or other financial institutions or any other financing arrangement that would incur debt for the Project Company in excess of US$50,000, individually or in the aggregate;

(12) application for or transfer, license or other disposition of any intellectual property rights, including but not limited to trademark, patent, trade name, know-how of the Project Company, except for license of technology accompanying sales of products in the normal course of business;

(13) any sale, mortgage, lease, transfer or other disposition of all or any major part of the assets and business of the Project company, the amount of which exceeds US$50,000 individually or in the aggregate, for avoiding any doubt, the foregoing sale of business should not include any ordinary sale of products during the daily business activities ;

(14) providing any services to any Director or Affiliate of the Project Company or entering into or materially amending any agreement with such Persons;

(15) amending the accounting principle and policies applied by the Project Company;

(16) engaging or dismissal of the accounting firm of the Project Company;

(17) approval of any guarantee, mortgage, pledge or any other form of security or any loan to third parties, including but not limited to loan or security provided to any shareholder or Director of the Project Company;

(18) approval of the appointment of the members of any committee established by the Board of Directors;

(19) removal of Directors other than by the party which designated the Director;



(20) the terms of the implementation plan of a <u>WFOE</u> or representative office in <u>China</u>; and

(21) any amendment to the distributorship agreements between the <u>Project Company</u> and <u>VASO/PSK</u> as set forth in Section 6.6 of this <u>Agreement</u>.

Other matters to be considered and determined by the <u>Board of Directors</u> shall be subject to resolution adopted by affirmative votes of more than half (exclusive) of <u>Directors</u> present at a board meeting convened pursuant to the agreed procedures where a quorum is present.

5.3.3 Senior management members

Both <u>Parties</u> may nominate the President, CFO and other senior management members of the <u>Project Company</u> provided that the <u>Board of Directors</u> shall exercise the definitive power of appointing such personnel and determining the responsibilities, compensation, execution of employment contract and other issues pertaining to each of them. The initial officers of the <u>Project Company</u> shall be as follows:

Chairman of the Board:	Jun Ma
President:	Fang Wei
CFO:	Michael J. Beecher
Vice President, Marketing:	Lawrence M. Liebman
Vice President, Sales:	Zhengxiang Wu
General Manager, <u>China</u> WFOE/Rep office:	Xichang Li

5.3.4 Meeting rules

The <u>Parties</u> agree that the general meeting of shareholders shall meet at least once in a year and the <u>Board of Directors</u> shall meet at least once in a quarter, all of which meetings shall be convened by chairman. Unless otherwise required by applicable laws of the country of incorporation of the <u>Project Company</u>, the chairman of the <u>Board of Directors</u> shall give all shareholders or <u>Directors</u> a written notice of at least twenty (20) <u>Business Days</u> prior to each general meeting or board meeting, stating the time, location and agenda of such meeting.

The <u>Parties</u> agree that either shareholder may propose an interim general meeting and that at least two <u>Directors</u> may jointly propose an interim board meeting. The shareholders or the <u>Directors</u> proposing a meeting, as the case



may be, shall give a written notice of at least ten (10) <u>Business Days</u> stating the time, location and agenda of the proposed meeting to the chairman of the <u>Board of Directors</u>, who shall in turn notify all shareholders or <u>Directors</u> in writing of such time, location and agenda of the meeting. Any shareholder or <u>Director</u> unable to attend a meeting personally in time may appoint a proxy by a written proxy to attend and vote at such meeting as its authorized representative, such proxy shall vote pursuant to the authorization of the shareholder or <u>Director</u>.

If a general meeting and/or board meeting is not able to be convened as a result of lack of a quorum provided in the <u>Articles of Association</u> due to failure by any <u>Party</u> to attend personally or by proxy without due cause, the proposing shareholder or <u>Directors</u> may request the defaulting party to rectify its violation pursuant to the procedures hereunder.

Any general meeting or board meeting, whether regular or interim, may be conducted through conference call or similar communication device so long as all attending shareholders or <u>Directors</u> can hear and communicate with one another, and all shareholders or <u>Directors</u> attending in such manner shall be deemed to attend personally.

After each general meeting or board meeting, the meeting minutes shall be delivered to all shareholders or <u>Directors</u> for their review as soon as practical. Any meeting minutes or resolutions shall be signed by all attending shareholders or <u>Directors</u> and shall be kept by the <u>Project Company</u>.

Unless other arrangements are made between the <u>Parties</u> through separate negotiation, general meeting and board meeting expenses, including the travel, accommodation and other reasonable expenses incurred by the shareholders or <u>Directors</u> in attending meeting, shall be borne by the <u>Project Company</u>.

5.4 Operation

The <u>Parties</u> acknowledges that <u>IFRS</u> will be applied by the <u>Project Company</u> in its accounting. If either <u>Party</u> needs to make adjustments to the accounts of the <u>Project Company</u> under any other accounting principle, the <u>Project Company</u> shall assist to provide the basic information and financial statements provided that such <u>Party</u> shall make such adjustments on the basis of the information and materials provided by the <u>Project Company</u> at its own costs. The <u>Project Company</u> shall provide financial statements to the <u>Parties</u> on a regular basis provided that the specific scope and frequency of provision shall be subject to separate conversation between the <u>Parties</u>.



The Parties hereby determine that the Project Company, after its incorporation, will set up a WFOE or representative office in China. The Board of Directors of the Project Company shall determine the specific implementation plan thereof.

The Articles of Association of the Project Company as amended pursuant to the foregoing provisions are attached hereto as Exhibit C. Each of the Parties acknowledges that it will cooperate with the other Party by executing relevant documents necessary for carrying out share subscription, amendment to Articles of Association, appointment of Directors and relevant registration and filing with the Register Agent.

6.   **Transfer of Business**

6.1   Pursuant to Section 5.1 of this Agreement, VASO undertakes to invest business which the Parties acknowledge is worth US$750,946, calculated based on initial EECP* system transfer price of US$ * per unit, into the Project Company and PSK undertakes to invest business which the Parties acknowledge is worth US$301,005, calculated based on initial ECP system transfer price of US$ * per unit, into the Project Company. Specifically, the aforesaid contribution of business by the Parties shall be completed by them through transferring to the Project Company all of their respective on-going and future product sales contracts to or for customers in the global market (except for China and U.S.) as well as all rights and obligations under their respective distributorship agreements as set out but not limited to in the list of signed and existing and effective distributorship agreements around the globe except for China and U.S. (the "List" as attached hereto as Exhibit D).

6.2   The time of each Party being registered with the Register Agent as a shareholder of the Project Company, or another time determined by the Parties through conversation (including the time for transfer of interest to be determined pursuant to the business model), shall be the time when all of its agreements including but not limited to the ones listed under Exhibit D shall be transferred (the "**Transfer Date**"). Effective from the Transfer Date:

(A)   All rights and interests and unfulfilled obligations and responsibilities under the agreements including the ones set out in the List shall be transferred to the Project Company. Concerning transactions for which prices have been received but products have not been delivered before the Transfer Date, VASO or PSK, as the case may be, shall transfer the prices to the Project Company and the Project Company shall deliver the products and perform other obligations and responsibilities under such agreements;

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(B)   Agreements including the ones in the List of which confirmed by the Parties may be directly transferred to the Project Company will be transferred pursuant to relevant procedures for transfer provided in such agreements, such as by a written notice of transfer given to the counterparty of agreement or a three-party agreement confirming such transfer. After such transfer, the counterparties (the "**Counterparties**") under such agreements shall become sub-distributors of the Project Company;

(C)   For agreements of which the Counterparties reject transfer, and continue to exist, VASO or PSK, as the case may be, shall be the contracting party thereunder until their respective expiration or earlier termination provided that VASO or PSK shall instruct the Counterparties to directly pay the prices thereunder to the Project Company and shall directly provide relevant subsequent services, or assist the Project Company to provide such services to the Counterparties thereunder. Settlement method of relevant costs incurred in such performance shall be subject to separate conversation between the Parties and the Project Company. The Project Company shall decide whether to continue cooperation with the Counterparties in its sole discretion upon the termination of such agreements.

6.3   **Arrangement of the Overseas Sales Enterprises**

As of the date of this Agreement, PSK has established or is in the process of setting up overseas sales enterprises to sell the ECP products in foreign countries (the "**Overseas Sales Enterprises**"), including but may not limited to Bangladesh, Malaysia, India and Thailand. The Parties understand and agree that the foreign sales of the ECP products by the Overseas Sales Enterprises constitutes competition by PSK in such foreign markets with the Project Company and is inconsistent with the arrangement between the Parties in respect of unified overseas sale of ECP products through the Project Company. The Parities hereby agree to make the following arrangement of the said Overseas Sales Enterprises:

(A)   If the Overseas Sales Enterprises have been duly set up in relevant foreign countries as of the date on which the Parties have been registered as shareholders of the Project Company, PSK shall unconditionally and freely transfer all of its equity interest in such Overseas Sales Enterprises to the Project Company for it to be the registered shareholder of such Overseas Sales Enterprises within a period designated by VASO, the consideration shall be the net asset

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value of such <u>Overseas Sales Enterprises</u> at the date of such transfer, and all related costs or expenses should be borne by <u>PSK</u>;

(B)   The <u>Project Company</u> should be directly registered as the shareholder of any new <u>Overseas Sales Enterprises</u> that have not been duly set up in relevant foreign countries before the date on which the <u>Parties</u> have been registered as shareholders of the <u>Project Company</u>, any costs and expenses incurred in incorporating the <u>Overseas Sales Enterprises</u> shall be borne by the <u>Project Company</u>; and

(C)   If the <u>Project Company</u> could not be registered as the shareholder of any <u>Overseas Sales Enterprises</u> for any reasons, including without limitation any jurisdiction foreign laws or government policies or any other causes, <u>PSK</u> shall actively procure the <u>Overseas Sales Enterprises</u> to unconditionally and freely transfer all overseas distribution contracts for the <u>ECP</u> products to the <u>Project Company</u> within a period designated by <u>VASO</u>.

If any of arrangements under the foregoing (A) through (C) regarding to the <u>Overseas Sales Enterprises</u> has not been completed; <u>VASO</u> shall be entitled to request damages under this <u>Agreement</u> and any other relevant legal documents between and among related parties.

6.4   **Indemnities to the <u>Project Company</u> for Competition from <u>PSK</u>**

6.4.1   As of the date of this <u>Agreement</u>, <u>PSK</u> has one <u>Affiliate</u> named 广州忆典医疗器械有限公司 in <u>China</u>, such <u>Affiliate</u> and/or its respective affiliates (collectively, the "**Competing Enterprises**") also sell <u>ECP</u> devices manufactured thereby (hereinafter, "**Competing Devices**") in foreign countries. The <u>Parties</u> understand and agree that the sales of <u>Competing Devices</u> by the aforesaid <u>Competing Enterprises</u> in overseas markets constitutes competition by <u>PSK</u> in such foreign markets with the <u>Project Company</u> and is inconsistent with the arrangement between the <u>Parties</u> in respect of unified overseas sale of <u>ECP</u> products through the <u>Project Company</u>. For the purpose of indemnifying the <u>Project Company</u> for losses suffered as a result of the foregoing competition, the <u>Parties</u> agree that the all sales of <u>Competing Devices</u> by <u>Competing Enterprises</u> in the global market except for <u>China</u> and the <u>U.S.</u> shall be transferred to or conducted through the <u>Project Company</u> whenever possible; in occasional cases where such sales cannot be transferred to or conducted through the <u>Project Company</u>, <u>Competing Devices</u> sold or manufactured by the <u>Competing Enterprises</u> may be exempted from the requirement of being transferred to the <u>Project Company</u> for exclusive



distribution in the globe markets except for <u>China</u> and <u>U.S.</u> provided that all the following conditions precedent herein shall have been satisfied:

(A) Effective from the date on which the <u>Parties</u> have been registered as shareholders of the <u>Project Company</u>, for each <u>Competing Devices</u> sold by the <u>Competing Enterprises</u>, the <u>Competing Enterprises</u> shall pay an indemnity equivalent to 20% of the sales price or <u>US$10,000</u>, whichever higher, (the "**Competition Indemnity**") to the <u>Project Company</u>;

(B) Within fifteen (15) days of the end of each quarter, the <u>Competing Enterprises</u> shall provide the <u>Project Company</u> with information in respect of the total amount of <u>Competition Indemnities</u> payable and actual quantity and price of <u>Competing Devices</u> sold overseas for the preceding quarter, together with relevant distribution agreements, contracts and orders;

(C) The <u>Project Company</u> may, at any time and at its own cost, request to audit the overseas sales records of <u>Competing Devices</u> of the <u>Competing Enterprises</u>, including but not limited to originals of sales contracts, import and export documents and relevant financial materials. When it considers necessary, the <u>Project Company</u> may also retain an independent accounting firm to conduct special financial review or audit on the overseas sale of <u>Competing Devices</u>. <u>PSK</u> and/or the <u>Competing Enterprises</u> shall cooperate with such audit or review;

(D) If the result of such financial review or auditing is inconsistent with the amounts of <u>Competition Indemnities</u> provided by the <u>Competing Enterprises</u> to the <u>Project Company</u>, the <u>Competing Enterprises</u> shall be deemed as in default. In addition to bearing relevant default liabilities pursuant to relevant agreements, including without limitation this <u>Agreement</u> and the <u>Competition Indemnity Payment Agreement</u> as defined in the sub-paragraph (E) below, the <u>Competing Enterprises</u> shall also bear all costs incurred by the <u>Project Company</u> in exercising its financial review rights, including auditing fees;

(E) <u>PSK</u> shall reach an agreement with <u>VASO</u> through conversation on specific payment arrangements for the <u>Competition Indemnities</u> within three (3) months of the execution date of this <u>Agreement</u> and shall reduce such conversation results into an agreement entered into between the <u>Project Company</u> and the <u>Competing Enterprise</u> and/or <u>PSK</u> (the "**Competition Indemnity Payment Agreement**"), which



agreement shall, unless otherwise agreed between the parties, incorporate the terms in the foregoing sub-paragraph (A) through (E).

6.4.2 If the Project Company is unable to exercise the foregoing financial information review rights for any reason, VASO may exercise such rights on behalf of the Project Company and inspect the financial information of the Competing Enterprise.

6.4.3 If PSK and/or the Competing Enterprises violate this Agreement or the Competition Indemnity Payment Agreement, VASO shall have the right to request PSK to unconditionally and freely transfer all overseas distribution contracts for the Competing Devices of the Competing Enterprises to the Project Company within a period designated by VASO, and shall be entitled to damages under this Agreement, the Competition Indemnity Payment Agreement or other relevant legal documents between and among related parties.

6.5 Upon the expiration of a period of three (3) months after the Transfer Date, the Board of Directors of the Project Company and the Parties shall jointly verify the process of transfer and status of settlement of accounts of relevant agreements in the List.

6.6 The Parties shall determine relevant arrangements such as exclusive distributorship agreements and trademark license agreements respectively between them and the Project Company through separate conversation. However, the exclusive distributorship agreement between VASO and the Project Company shall expressly provide that all rights and interests in EECP® products belong to VASO and that prior to the termination of the exclusive distribution right of * in U.S. assigned by PSK, ECP products shall not be sold to the U.S. through the Project Company or through its sub-distributors or agents.

6.7 The Parties agree that, unless otherwise expressly provided hereunder or otherwise stipulated between the Parties through conversation, (1) all trademarks, trade names, patents, technical know-how and other intellectual property rights in the products used by the Project Company in its operation shall be licensed from the Parties; (2) the Project Company shall use such intellectual property rights in compliance with relevant license agreements or other legal documents of a similar nature in respect of such intellectual property rights entered into between the Parties and the Project Company; and, (3) the Project Company does not own any intellectual property rights of its shareholders that is licensed to it. Without prior written consent from the

18



licensor, neither Party shall use any intellectual property rights licensed to the Project Company by the licensor in any way.

7. Pre-incorporation Costs and Expenses

The Parties agree that the costs and expenses incurred in incorporating the Project Company shall be borne by the Project Company and that VASO shall pay the out-of-pocket expenses prior to the establishment of the Project Company which shall be reimbursed to VASO after its establishment.

8. Dividends, Distributions and Reserve

8.1 The Parties agree to resolve the payment of any dividends or other distributions under the applicable laws and the Articles of Association of the Project Company.

8.2 Subject to the applicable laws and the Articles of Association of the Project Company, any dividends and other distributions on shares out of the funds of the Project Company shall be paid according to the par value of the shares that each Party holds.

8.3 No dividend or other distribution shall be paid except out of the realised or unrealised profits of the Project Company, out of the share premium account or as otherwise permitted by the applicable laws.

9. VASO Investment Option

9.1 In the case of PSK or its assignee or successor (the "Listco") conducts a final round of funds raising before the Listco undertakes an initial public offering on any stock exchange in China or abroad ("IPO"), PSK or Listco shall grant VASO or its designee the option to invest up to US$1 million to subscribe shares of Listco (the "VASO Investment Option"). The exercise price per share of VASO Investment Option should equate to the subscription price per share by other investors in the aforesaid final round of funds raising. VASO Investment Option is exercisable before or by the end of 2024.

9.2 If VASO decides to exercise the VASO Investment Option, PSK shall procure the Listco, at the costs of the Listco, to make its best efforts and take all necessary measures to carry out the approvals, permissions, registrations, filings, records and other similar procedures in China and abroad that are necessary to enable VASO or its designee to legally and validly complete the exercise of VASO Investments Option.

9.3 Within three (3) months before commencing the aforesaid final fund raising, PSK or Listco shall inform VASO and provide VASO with all information regarding the final fund raising that may be reasonably requested by VASO.



10. Representation and Warranties

10.1 As at the execution date of this Agreement, each of the Parties, severally but not jointly, represents and warrants that:

(A) It is a company duly incorporated and legally existing and in good standing under the law of its purported place of incorporation and existence and that it has the legal capacity to own its assets and carry out the business as currently carried out by it;

(B) It has the power to execute, exercise, perform and comply with the rights and obligations under, this Agreement and all other Transaction Documents hereunder, and has taken all proper corporate activities necessary to formally authorize it to execute, exercise, perform and comply with the rights and obligations under, this Agreement and all other Transaction Documents hereunder.

(C) It has taken, completed and fulfilled all activities, conditions and things as required by the law, including obtaining all necessary consent, approvals, authorization, or waiver or completing necessary filing, recording or registration, so that (i) it may (and shall) execute, legally exercise the rights under, legal perform and comply with the obligations under, this Agreement and all other Transaction Documents hereunder; and (ii) such obligations are legally binding and enforceable;

(D) The execution, exercise and/or performance or compliance with the rights or obligations under, this Agreement and all other Transaction Documents hereunder does not and will not violate (i) any law applicable to it, (ii) its articles of association, (iii) any of its other organizational documents, or (iv) any material contract to which it is a party;

(E) No pending or threatened legal proceedings, litigation, arbitration, administrative proceedings or other government or court proceedings or government or court order, injunction, decision or judgment or arbitral award exists to which it is subject or which would, or would potentially restrain or affect it or its assets;

(F) It or its Affiliates have not, in connection with the transactions contemplated by this Agreement and the other Transaction Documents, offered, paid, promised or authorized the payment of any money to any Government Official, political party or relevant officials thereof, any candidate to political office of any political party or any other Person,

20



or offered, promised or authorized the payment of anything of value to the foresaid Persons, with the knowledge or understanding that all or any part of such money or thing of value would be likely to be directly or indirectly provided, given or promised to any Government Official, political party or relevant officials thereof or any candidate to political office of any political party to

(1) influence any act or decision, including the decision not to perform its official duties, of such Government Official, political party or relevant officials thereof or candidate to political office thereof in its official capacity; or

(2) induce such Government Official, political party or relevant officials thereof or candidate to political office thereof to influence or change any act or decision of the Chinese government or relevant authorities by exerting its influence over such government or authorities,

for the purpose of assisting it or its Affiliates in obtaining, retaining or securing any business.

(G) Provided that the other Party to this Agreement and other Transaction Documents to which it is or will become a party has formally authorized, executed and delivered this Agreement and such Transaction Documents, this Agreement and such Transaction Documents shall constitute legal and binding obligation upon it and shall be enforceable pursuant to their respective terms and conditions.

10.2 Each of the Parties hereby specifically warrants that, unless otherwise provided hereunder, it will be bound by the following non-compete obligations and throughout the term of this Agreement, it will not:

(A) directly or indirectly carry out any business in the capacity of director, senior staff member, employee, agent, representative or other capacity that directly competes with any similar business carried out by the Project Company anywhere, unless prior written approval of and consent to the carrying out of such business has been obtained from both Parties;

(B) solicit or induce any customer of the Project Company to cease purchasing any product or service from the Project Company or become a supplier to any competitor of the Project Company, or approach any customer or supplier for any of the foregoing purposes or



authorize any individual or organization to take any of the foregoing activities;

(C) solicit or induce any employee or representative of the <u>Project Company</u> to become an employee of any competitor of the <u>Project Company</u>, approach any employee or representative of the <u>Project Company</u> for any of the foregoing purposes or authorize any individual or organization to take any of the foregoing activities.

10.3 Each of the <u>Parties</u> hereby specifically covenants that it will not, and procure that its <u>Affiliates</u>, and its and their employees, agents, <u>Affiliates</u> and representatives will not, conduct any activity set out under Section 10.1(F) or Section 10.2.

10.4 Each of the <u>Parties</u> hereby specifically acknowledges and agrees that any activity of it in violation of Section 10.1(F), Section 10.2 or Section 10.3 shall constitute severe violation of material provisions.

11. **Confidentiality**

11.1 The <u>Parties</u> agree that they shall, at any time during the term of this <u>Agreement</u> or after the termination of it for any cause, keep confidential all <u>Confidential Information</u> and shall not use the <u>Confidential Information</u> of the other <u>Party</u> (except for use in strict compliance with the purposes provided hereunder) or disclose the same to any <u>Person</u> without prior written consent from the other <u>Party</u>, which consent shall not be withheld or delayed unreasonably, unless:

(A) Such information has entered into the public domain at time of disclosing;

(B) Such information has entered into the public domain not in violation of this <u>Agreement</u> before it is disclosed to any <u>Person</u>;

(C) A <u>Person</u> obtains disclosure of <u>Confidential Information</u> from another <u>Person</u> not bound by confidential obligation and legally possesses such information thereafter;

(D) Such information has been developed by employees or agents of the receiving <u>Party</u> independently of and without reference to any other <u>Confidential Information</u>;

(E) Disclosure of information is required by any securities exchange; or

(F) Disclosure of information is required by relevant applicable laws or government authority or any final and un-appealable order of any competent court or arbitral tribunal, or is for the purpose of obtaining



any approval or permit, necessary for the completion of the transactions contemplated by this Agreement, or as required by relevant law or government authority or any final and unappealable order of any competent court or arbitral tribunal.

11.2 For the purpose of performing the provisions hereunder and strictly to the extent of such purpose, the following disclosure shall be permitted: (1) disclosure made pursuant to any applicable laws or any rules of any securities exchange; (2) disclosure of information which has become public information other than due to any breach by the disclosing party; (3) disclosure to any Party's shareholders, legal counsel, accountants, financial advisors or other professional advisors; or (4) disclosure to any potential purchasers of a Party or its shareholders' equity/assets, its other investors, debts or equity financing providers, provided that such disclosure is consented in advance by both Parties and the receiving party of Confidential Information has agreed to keep the relevant information confidential.

11.3 Each of the Parties shall procure the Directors, management and other employees of it and its branches, subsidiaries, Affiliates and competent authorities (if any) to fully abide by the confidentiality obligation hereunder.

11.4 Upon the termination of this Agreement, each Party shall immediately return to the other Party all documents and other records (regardless of the form and including any copies thereof) containing Confidential Information that it has been provided by or obtained from the disclosing Party. The receiving Party shall also, accompanying such returned documents and records, provide a certification evidencing that all such documents and records (regardless of the form and including any copies thereof) possessed by it or any Person to which it has disclosed Confidential Information have been returned to the disclosing Party.

12. Transfer of Interests under this Agreement

12.1 Subject to the exceptions under this Section 12, neither Party shall assign or transfer all or any part of its rights and obligations under this Agreement or directly or indirectly sell, transfer, pledge or otherwise dispose of all or any part of its shares and/or shareholder interests in the Project Company.

12.2 Either Party may transfer or assign all or part of its rights and obligations under this Agreement if such transfer or assign (i) is for the purpose of fulfilling the Parties' purposes under the transactions contemplated by this Agreement and the other Transaction Documents and performing the terms



and conditions thereunder; and (ii) has obtained prior written consent by the other <u>Party</u>.

12.3   <u>VASO</u> may exercise its shareholder rights in the <u>Project Company</u> by designating one of its affiliated companies (the "**Holding Company**") to directly subscribe the shares of the <u>Project Company</u> and be registered as shareholder of the <u>Project Company</u> without such <u>Holding Company</u> entering into or acceding to this <u>Agreement</u>. Such arrangement shall not affect the rights and obligations of the <u>Parties</u> hereunder.

13.   <u>Notice</u>

13.1   All notices, requests, demands and other communications required to be given or delivered by this <u>Agreement</u> shall be in writing (including notices sent through fax or similar way of transmission) and shall be deemed delivered:

    (1)   on the date of delivery if sent by personal delivery provided that if such date is not a <u>Business Day</u> or the notice is delivered after the close of business, it shall be deemed delivered on the following <u>Business Day</u>;

    (2)   on the date of receipt of confirmation of transmission if sent through fax provided that if such date is not a <u>Business Day</u> or the notice is sent after the close of business, it shall be deemed delivered on the following <u>Business Day</u>; and

    (3)   if sent through registered airmail, on the third <u>Business Day</u>, if the address of the addressee is within the same country as the place of mailing such notice, otherwise, on the seventh <u>Business Day</u>, after the mail containing notice is deposited with the post office.

13.2   Notices given to the <u>Parties</u> shall be sent to the following addresses respectively of them (or any other address notified in writing by either <u>Party</u> now and then):

VASO:	**Vasomedical Global Corp.**
	Attn: Jun Ma
Address:	180 Linden Avenue
	Westbury, NY 11590, USA
Fax:	+1 516 997 2299
Tel:	+1 516 997 4600
E-mail:	jma@vasomedical.com



With a copy to:	Beckman, Lieberman & Barandes, LLP
	Attn: David H. Lieberman
Address:	111 John Street, Suite 1710
	New York, NY 10038, USA
E-mail:	dlieberman@blbllp.com
PSK:	**Chongqing PSK-Health**
	Sci-Tech Development Co., Ltd
	Attn: Fang Wei
Address:	14-8, No.5, Yanghe 3rd Village
	Jiangbei District,
	Chongqing, China 400020
Fax:	+86 23 63834594
Tel:	+86 23 86833888
Email:	weifang926@126.com

14. Force Majeure

14.1 General provision

Should either Party be prevented by any Force Majeure Event from performing any of its obligations hereunder, it shall be not be held liable to the other Party for the losses of the other Party or any other issue caused thereby.

14.2 Notice

The Party affected by any Force Majeure Event shall immediately give the other Party a written notice of such Force Majeure Event, stating the particulars of the same and explaining the cause for its non-performance of its obligation hereunder.

14.3 Resumption of Performance of Obligation

(A) Either Party affected by any Force Majeure Event shall update the other Party any developments thereof from time to time, take all actions necessary to prevent, limit or alleviate the losses and consequences arising from or relating to its suspension of performance and make best efforts to avoid, alleviate or eliminate the impact of such Force Majeure Event.

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(B)   Either Party affected by Force Majeure Event shall resume its performance as soon as practicable.

14.4   Termination caused by Force Majeure Event

(A)   If any Force Majeure Event (i) has lasted for one hundred and eighty (180) days and been preventing the Parties from performing a substantial part of their material obligations hereunder; and (ii) the Parties fail to arrive at an agreement concerning the further performance of this Agreement, either Party may terminate this Agreement by giving the other Party a written notice of at least sixty (60) days.

(B)   If this Agreement is terminated pursuant to Section 14.4, neither Party shall be obliged to further perform any obligation hereunder except for immediately clearing all amounts owning to the other Party.

15.   Default Liabilities

15.1   If either Party is in default pursuant to this Agreement, the Terminating Party may give a written notice to the Defaulting Party of the Event of Default and request the Defaulting Party to:

(A)   choose to either

(1)   rectify its default; or

(2)   if the default is not able to be rectified, pay an amount of money to the Terminating Party and/or take necessary actions to restore the Terminating Party to substantially the same commercial and economic position had such default never happened;

(B)   pay all legal and other costs incurred as a result of such default; and

(C)   pay any interests on all due and unpaid amounts under this Agreement and any other Transaction Documents at the LIBOR rate in respect of the period from (including) the due date until (including) all such amounts and all the interests accrued shall be fully paid up; and

if the Defaulting Party fails to act upon any default notice within (i) thirty (30) days, in the case of violation of payment obligation; or (ii) sixty (60) days, in the case of violation of any other obligation, of its receipt of such notice, the Terminating Party may terminate this Agreement pursuant to this Section 15.

15.2   Without limiting the foregoing provisions, if the Defaulting Party seriously violates any material provision hereunder and such violation is not rectified pursuant to Section 15.1, the Terminating Party may suspend its performance



of all or part of its obligations hereunder until the Defaulting Party shall have rectified such violation to the satisfaction of the Terminating Party.

16. Termination of this Agreement

16.1 This Agreement may be terminated under any of the following circumstances:

(A) The Parties have entered into a written agreement of termination;

(B) Either of VASO or PSK (or, in either case, an Affiliate of them) ceases to be an investor in the Project Company;

(C) Either Party transfer all shares in the Project Company held by it to one or more Persons other than its Affiliates; or

(D) This Agreement is otherwise terminated pursuant to the terms and conditions hereunder.

16.2 Either Party may terminate any and all Transaction Documents upon the termination of this Agreement.

16.3 **Termination caused by Default**

Subject to Section 15.1, the Terminating Party may terminate this Agreement under any of the following circumstances:

(A) The Defaulting Party seriously violates or contravenes any material provision hereunder and such default is not rectified pursuant to Section 15.1;

(B) Any of the Transaction Documents is terminated directly as a result of any material violation of the same by the Defaulting Party (including its Affiliates for the purpose of this Section 16.3;

(C) Any of the following events occurs that might adversely affect the Terminating Party's rights:

(1) A petition for the liquidation of the Defaulting Party has been filed and, within sixty (60) days, the Defaulting Party is not able to reasonably assure the Terminating Party that such petition is unwarranted, or an order for its liquidation has been issued, or a valid resolution of liquidation has been adopted (unless such liquidation is postponed or canceled within sixty (60) days), except for liquidation for the purpose of reorganization or merger, which purpose has been notified to the Terminating Party;

27



(2) An interim liquidator, receiver or administrator has been appointed in respect of the assets of the Defaulting Party, or any part thereof or income on such part, unless such appointment is canceled or the receiver is removed within ninety (90) days, or a liquidation committee has been appointed in respect of the Defaulting Party;

(3) The Defaulting Party generally becomes insolvent;

(4) The Defaulting Party enters into any arrangement, reorganization or settlement with all or any creditors other than in the normal course of business;

(5) The Defaulting Party is subject to an administrative takeover unless such order is canceled within sixty (60) days;

(6) The Defaulting Party closes down.

16.4   **Termination Procedures**

Termination of this Agreement shall take effect pursuant to the following procedures:

(A) The Terminating Party (or the other Party, as the case may be) shall give a written notice to the other Party indicating its intent of termination and the cause of its exercise of termination right (the "**Termination Notice**"); and

(B) The Parties shall conduct good faith negotiation within ninety (90) days of the giving of the Termination Notice (the "**Negotiation Period**") with a view to solving the event giving rise to such termination.

Unless the Parties agree on the extension of the Negotiation Period, where the Parties fail to arrive at a resolution to the satisfaction of both of them within the Negotiation Period, this Agreement shall terminate immediately.

16.5   **Effect of Termination**

Upon the termination of this Agreement, the Parties shall, through mutual negotiation and conversation, choose to take the following actions. Where the Parties fail to reach an agreement concerning which action they shall take, the Project Company shall be liquidated pursuant to its Articles of Association.

(A)   Terminating other Transaction Documents



The <u>Parties</u> may terminate, or procure the termination of, all other <u>Transaction Documents</u> pursuant to their respective terms and conditions.

(B)   Transfer to a third party

Either <u>Party</u> may, through negotiation, transfer all its shares in the <u>Project Company</u> to a third party which is willing to acquire the same on terms and conditions acceptable to both <u>Parties</u>.

(C)   Liquidation

After the termination of this <u>Agreement</u>, the <u>Project Company</u> incorporated by the <u>Parties</u> may be liquidated pursuant to its <u>Articles of Association</u>.

16.6   Survival after Termination

Section 11, Section 16.5 and Section 17.2, 17.3 as well as 17.4 shall survive the termination of this <u>Agreement</u> and shall remain in full force and effect.

17.   <u>Miscellaneous</u>

17.1   Term of this <u>Agreement</u>

This <u>Agreement</u> shall take effect upon its execution and delivery by both <u>Parties</u>.

17.2   Governing Law

The execution, validity, interpretation and performance of this <u>Agreement</u> (not including the agreement forms attached hereto for the purpose of this Section 17.2), settlement of disputes hereunder and other issues relating to this <u>Agreement</u> shall be governed by the promulgated and publicly available laws and regulations of <u>Hong Kong</u> and the treaties and other international agreements to which <u>Hong Kong</u> acceded, provided that any conflict of law rules that may trigger the application of any other law shall not be included. Where there is not any provision under the aforesaid laws, treaties or international agreements governing an issue hereunder, international convention and practices shall be applied as references.

Notwithstanding the provisions under Section 17.2, the governing law of each of the agreements and contracts exhibited hereto shall be applied by reference to its terms and conditions.

17.3   Settlement of Disputes



(A) All disputes, disagreements and demands arising out of or relating to this Agreement or its interpretation, violation, termination or validity shall first be settled through amicable negotiation between the Parties. Such negotiation shall commence immediately after either Party gives a written request of the same to the other Party. Where any dispute is not settled within thirty (30) days of the giving of such notice, such dispute shall be referred to arbitration after either party gives the other Party a notice requesting to do so.

(B) Arbitration shall be conducted by HKIAC and there shall be three (3) arbitrators. One arbitrator shall be selected by VASO, one by PSK and a third arbitrator shall be selected by the two arbitrators selected respectively by VASO and PSK. If either Party fails to appoint an arbitrator that consents to participate in the arbitration within thirty (30) days of the giving of arbitration notice, or a third arbitrator that consents to participate in the arbitration is not appointed within forty-five (45) days of the giving of arbitration notice, the relevant arbitrator or the third arbitrator shall be appointed by the Secretary General of HKIAC.

(C) Arbitration shall be conducted in English and Chinese.

(D) Subject only to relevant confidentiality obligation binding on it, either Party to the arbitration shall cooperate with the other Party by disclosing all information and documents relevant to the arbitration process as required by the other Party and shall provide the other Party with full access to such information and documents.

(E) The arbitration award shall be final and binding upon both Parties and the prevailing Party may apply for enforcement of such award with the law court of competent jurisdiction.

(F) Where possible, either Party may apply for the remedy of interim injunction with the court of competent jurisdiction prior to and/or after the constitution of the arbitration tribunal.

(G) Unless otherwise ordered by the arbitral award, arbitration costs shall be borne by the losing Party.

17.4 Indemnity

Either Party shall indemnify and hold harmless the other Party and its Affiliates, and their respective directors, senior staff members, employees or agents (collectively, the "**Indemnitees**") from and against all claims, demands, litigations or requests for payment of all damages, including without limitation

30



to costs, compensatory damages, liabilities, reasonable attorney fees, court fees and arbitration fees and other litigation and arbitration costs as a result of such claims, demands, litigations or requests (the "**Indemnification Claims**"), incurred by the Indemnitees as a result of the violation of this Agreement or other Transaction Documents (including any inaccuracy in or violation of representations and warranties herein or in any Transaction Documents) by the Party or its Affiliates. The Parties agree that, at any time, the Indemnification Claims herein shall not cover any punitive damage under the applicable laws. Either Party shall not be liable to the Indemnitees with respect to any claim for indemnification under Section 17.4 unless the aggregate amount of damages is in excess of US$10,000(the "**Indemnification Threshold**"). Once the Indemnification Threshold has been met, either Party shall then be liable for all claims in excess of the Indemnification Threshold excluding such claims as were aggregated to reach the Indemnification Threshold.

17.5 Language

The text of this Agreement shall be in English.

17.6 Amendments

Unless otherwise provided hereunder, amendments to or modification, waiver, release or termination of this Agreement may be made only through written documents entered into between the Parties hereto.

17.7 Further Undertakings

A. To effect this Agreement and its purposes, each Party shall complete and perform, or procure the completion or performance of, all other activities and matters and execute and deliver all other agreements, certificates, instruments and documents reasonably requested by the other Party, including but not limited to amending, waiving or supplementing as required any provision hereunder or under any auxiliary agreement relevant to the relationship between the Parties hereunder and seeking the approval of such amendment, waiver or supplement by the government if necessary.

B. PSK knows that all entities with VASO conducts business outside U.S. must sign the statement acknowledging that they have read and understood the Statement of Company Policy (the "**Policy Statement**", as attached in the Exhibit E of this Agreement). PSK hereunder agrees and confirms to sign the acknowledgment letter relating to the Policy Statement.

17.8 Entire Agreement



This Agreement and the exhibits hereto constitute the entire agreement between the Parties in respect of its subject matter and supersede all prior written or oral understanding or agreement (except for untrue or fraudulent statements). Each Party has decided to enter into this Agreement and the transactions contemplated by this Agreement and other Transaction Documents solely in reliance on the statements, warranties, understandings and interpretations contained in this Agreement and other Transaction Documents.

17.9 **Severability**

If any provision hereunder is held to be invalid, illegal, revocable, unenforceable or unreasonable by any court, arbitration tribunal or government authority of competent jurisdiction, after all appeals have been exhausted, such provision shall be deemed as removed from this Agreement and the remaining provisions hereunder shall continue to be valid. The Parties shall, to the greatest extent permitted by law, insert through negotiation and conversation a similar provision that reflects the original purpose of the Parties to replace the removed provision.

17.10 **Cumulative Remedies**

To the extent permitted by law, the rights, powers and remedies that either Party is entitled to pursuant to this Agreement or the law shall be cumulative and shall not affect any other right, power or remedy provided hereunder or specifically created or to be created by the laws and regulations and such Party may from time to time exercise such rights, powers and remedies at any time and in any manner it considers appropriate.

17.11 **No Waiver**

Failure or delay in exercising or partial exercise of any right hereunder by either Party shall not be deemed as waiver by such Party of the other rights or all rights of it hereunder. Waiver by either Party of any remedy for default by the other Party in a particular case shall not be deemed as waiver of remedy for similar default in other cases by the Defaulting Party in the future.

17.12 **Counterparts**

This Agreement may be executed by the Parties hereto in four counterparts and on separate counterparts, each of which when so executed shall be deemed an original but all of which shall constitute one and the same instrument and is binding on all Parties. Each of the Parties keeps two original counterparts.

17.13 **No Third Party Beneficiary**



Unless otherwise expressly provided hereunder, no provision hereunder intends to grant any right, benefit to or create any obligation for any <u>Person</u> other than the <u>Parties</u> and their respective permitted successors and assigns.

[No text hereunder]



The authorized representatives of the Parties have executed this Agreement on the date indicated first above.

Vasomedical Global Corp.

Signature:  _____

Name: Jun Ma

Title: Director

Chongqing PSK-Health Sci-Tech Development Co., Ltd
(重庆普施康科技发展有限公司)

Signature: _____

Name: Wei Fang

Title: Legal Representative